Exhibit (e)(13)

WEB STREET, INC.

Employment Agreement for Harleigh Mandel

          THIS EMPLOYMENT AGREEMENT (this “Agreement”), by and between WEB STREET, INC., a Delaware corporation (the “Company”), and Harleigh Mandel (“Executive”), is hereby entered into as of the 1st day of February, 2001 (the “Effective Date”).

W I T N E S S E T H:

          WHEREAS, Executive is currently an employee of the Company;

          WHEREAS, the Company desires to continue to employ Executive in his capacity as Senior Vice President Corporate Development in connection with the conduct of its business, and Executive desires to accept such employment on the terms and conditions herein set forth; and

          WHEREAS, the Company and Executive desire to set forth the terms upon which Executive shall be so employed.

          NOW, THEREFORE, in consideration of the foregoing, the mutual covenants contained herein, and other good and valuable consideration the receipt and adequacy of which the Company and Executive each hereby acknowledge, the Company and Executive hereby agree as follows:

1.    Employment.

          The Company hereby agrees to employ Executive as its Senior Vice President Corporate Development, and Executive hereby agrees to accept such employment and serve in such capacities, during the Term (as defined in Section 2) and upon the terms and conditions set forth in this Agreement.

2.    Term.

          The term of employment of Executive under this Agreement (the “Term”) shall be the period commencing on the Effective Date and ending on the date on which this Agreement is terminated in accordance with Section 5.

3.    Offices and Duties.

          The provisions of this Section 3 will apply during the Term:

          (a)  Generally.    Executive shall serve as a Senior Vice President Corporate Development of the Company. Executive shall have and perform such duties, responsibilities and authorities as are customary for a Senior Vice President Corporate Development of a publicly held corporation of the size, type, and nature of the Company as they may exist from time to time and consistent with such position and status and as the proper officers of the Company or the Company’s Board of Directors (the “Board”) shall from time to time direct, but in no event shall such duties, responsibilities, and authorities be reduced from those of Executive prior to the Effective Date. Executive shall devote such business time and attention as is necessary to appropriately and efficiently discharge his duties and responsibilities as set forth herein.

          (b)  Place of Employment.    Executive’s principal place of employment shall be the current corporate offices of the Company in Deerfield, Illinois or such other place or places as the Co-Chief Executive Officers of the Company may from time to time designate.

4.    Salary and Annual Incentive Compensation.

          As compensation for the services to be rendered hereunder by Executive, the Company agrees to pay to Executive during the Term the compensation set forth in this Section 4.

          (a)  Base Salary.    The Company will pay to Executive during the Term a base salary at the initial annual rate of $125,000, payable in cash in accordance with the Company’s usual payroll practices with respect to senior executives. Executive’s annual base salary shall be reviewed at least once in each calendar year.

          (b)  Annual Incentive Compensation.    The Company will pay to Executive during the Term annual incentive compensation, if any, in amounts determined each fiscal year by the Board. Any such annual incentive compensation payable to Executive shall be paid in accordance with the Company’s usual practices with respect to payment of incentive compensation to senior executives.

5.    Term; Termination of Employment Following a Change in Control.

          This Agreement shall not have a term certain. Executive shall remain employed by the Company at the discretion of the Co-Chief Executive Officers of the Company. However, upon a termination of Executive’s employment by the Company without Cause, or the termination of Executive’s employment by the Executive for Good Reason which, in either event, takes place during the period beginning 60 days prior to a Change in Control and ending two years after a Change in Control, the Company shall pay Executive, and Executive shall be entitled to receive, the following:

          (i)  A lump sum cash payment in an amount equal to the product of (x) the sum of (A) Executive’s then-current annual base salary, at the rate payable under Section 4(a), immediately prior to termination plus (B) the average of Executive’s previous three years’ annual bonuses, and (y) one and three-fourths (1.75); and

(ii) Reimbursement of reasonable business expenses and disbursements incurred by Executive prior to such termination of employment.

6.    Definitions Relating to Termination Events.

          (a)  “Cause.”    For purposes of this Agreement, “Cause” shall mean Executive’s gross misconduct (as defined below) or willful (as defined below) and material breach of Section 7 of this Agreement. For purposes of this definition, “gross misconduct” shall mean (A) a felony conviction in a court of law under applicable federal or state laws which results in material damage to the Company or its subsidiaries or materially impairs the value of the Executive’s services to the Company, or (B) willfully engaging in one or more acts, or willfully omitting to act in accordance with duties hereunder, which act or omission is demonstrably and materially damaging to the Company or its subsidiaries, including acts and omissions which materially impair the ability of the Company to continue its business in accordance with applicable governmental and regulatory rules and regulations. For purposes of this Agreement, an act or failure to act on Executive’s part shall be considered “willful” if it was done or omitted to be done by him not in good faith, and shall not include any act or failure to act resulting from any incapacity of Executive. Notwithstanding the foregoing, Executive may not be terminated for Cause unless and until there shall have been delivered to him, within six months after the Board (A) had knowledge of conduct or an event allegedly constituting Cause and (B) had reason to believe that such conduct or event could be grounds for Cause, a copy of a resolution duly adopted by a majority affirmative vote of the membership of the Board (excluding Executive) (after giving Executive reasonable notice specifying the nature of the grounds for such termination and not less than 30 days to correct the acts or omissions complained of, if correctable, and affording Executive the opportunity, together with his counsel, to be heard before the Board) finding that, in the good faith opinion of the Board, Executive was guilty of conduct set forth above in this Section 6(a).

           (b)  “Change in Control.”    A “Change in Control” shall be deemed to have occurred upon the happening of any of the following events:

          (i)  An acquisition by any individual, entity or group, within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (a “Person”) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of twenty-five percent (25%) or more of either (1) the then outstanding shares of Common Stock of the Company (the “Outstanding Common Stock”) or (2) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Outstanding Voting Securities”); excluding, however, the following: (1) any acquisition directly from the Company, other than an acquisition by virtue of the exercise of a conversion privilege unless the security being so converted was itself acquired directly from the Company, (2) any acquisition by the Company; (3) any acquisition by Joseph Fox, Avi Fox or any of their affiliates, (4) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or by any Company controlled by the Company; or (5) any acquisition by any Person pursuant to a transaction which complies with clauses (1), (2) and (3) of subsection (iii) of this Section 8(b); or

          (ii)  Within any period of twenty-four (24) consecutive months, a change in the composition of the Board such that the individuals who, immediately prior to such period, constituted the Board (such Board shall be hereinafter referred to as the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, for purposes hereof, that any individual who becomes a member of the Board during such period, whose election, or nomination for election by the Company’s stockholders, was approved by a vote of at least a majority of those individuals who are members of the Board and who were also members of the Incumbent Board (or deemed to be such pursuant to this proviso) shall be considered as though such individual were a member of the Incumbent Board; but, provided further, that any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board shall not be so considered as a member of the Incumbent Board; or

          (iii)  The approval by the stockholders of the Company of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company (“Corporate Transaction”); excluding, however, such a Corporate Transaction pursuant to which (1) all or substantially all of the individuals and entities who are the beneficial owners, respectively, of the Outstanding Common Stock and Outstanding Voting Securities immediately prior to such Corporate Transaction will beneficially own, directly or indirectly, more than sixty percent (60%) of, respectively, the outstanding shares of common stock, and the combined voting power of the outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the Company resulting from such Corporate Transaction (including, without limitation, a Company which as a result of such transaction owns the Company or all or substantially all of the Company’s assets, either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Corporate Transaction, of the Outstanding Common Stock and Outstanding Voting Securities, as the case may be, (2) no Person (other than the Company or any employee benefit plan (or related trust) sponsored or maintained by the Company, by any Company controlled by the Company or by such Company resulting from such Corporate Transaction) will beneficially own, directly or indirectly, more than twenty-five percent (25%) of, respectively, the outstanding shares of common stock of the Company resulting from such Corporate Transaction or the combined voting power of the outstanding voting securities of such Company entitled to vote generally in the election of directors, except to the extent that such ownership existed with respect to the Company prior to the Corporate Transaction, and (3) individuals who were members of the Board immediately prior to the approval by the stockholders of the Company of such Corporate Transaction will constitute at least a majority of the members of the board of directors of the Company resulting from such Corporate Transaction; or

           (3)  “Good Reason.”    For purposes of this Agreement, “Good Reason” shall mean, without Executive’s prior written consent, (A) a material change, adverse to Executive, in Executive’s positions, titles or offices as set forth in Section 3(a), status, rank, nature of responsibilities or authority within the Company, except in connection with the termination of Executive’s employment for Cause or Disability or as a result of Executive’s death, or as requested or consented to by Executive, (B) an assignment of any duties to Executive which are inconsistent with his status, duties, responsibilities and authorities under Section 3(a), (C) a decrease in annual base salary or other compensation opportunities and maximums or benefits provided under this Agreement, (D) any other failure by the Company to perform any material obligation under, or breach by the Company of any material provision of, this Agreement, (E) any failure to secure the agreement of any successor corporation or other entity to the Company to fully assume the Company’s obligations under this Agreement in a form reasonably acceptable to Executive, and (G) any attempt by the Company to terminate Executive for Cause which does not result in a valid termination for Cause, except in the case that valid grounds for termination for Cause exist but are corrected as permitted under Section 6(a).

7.    Executive Covenants.

          (a)  Executive’s Acknowledgment.    Executive agrees and acknowledges that in order to assure the Company that the Company will retain its value as a going concern, it is necessary that Executive undertake not to utilize his special knowledge of the Company’s business and his relationships with customers and suppliers to compete with the Company. Executive further acknowledges that:

(i) Executive is one of a limited number of persons who has developed the Company’s business;

          (ii)  Executive has occupied a position of trust and confidence with the Company prior to the date of this Agreement and, during such period and Employee’s employment under this Agreement, Employee has acquired and will acquire an intimate knowledge of proprietary and confidential information concerning the Company and its business;

(iii) the agreements and covenants contained in Sections 7(b), (c), (d), (e), (f) and (g) are essential to protect the Company and the goodwill of its business;

          (iv)  Executive’s employment with the Company has special, unique and extraordinary value to the Company, and the Company would be irreparably damaged if Executive were to provide services to any person or entity or otherwise act in violation of the provisions of this Agreement;

(v) the scope and duration of the restrictive covenants in Section 7(b) are reasonably designed to protect a protected interest of the Company and are not excessive in light of the circumstances; and

          (vi)  Executive has a means to support himself and his dependents other than by engaging in conduct prohibited by the restrictive covenants in Section 7(b), and the provisions of Sections 7(b) will not impair such ability.

          (b)  Non-Competition; Non-Solicitation; Non-Interference.    During the Term and for a period of two (2) years after the termination of Executive’s employment hereunder, Executive will not by himself or in conjunction with others, directly or indirectly engage (either as owner, investor, partner, member stockholder, employer, employee, consultant, advisor, manager or director) in any business in the United States which, at the time of such termination, is directly or indirectly in competition with a business then conducted or proposed to be conducted by the Company or any of its subsidiaries; provided, however, this the limitation shall not apply if Executive’s employment is terminated as a result of a termination by the Company without Cause or a termination by Executive for Good Reason. During the Term and for a period of three (3) years after the termination of Executive’s employment hereunder, Executive will not by himself or in conjunction with others, directly or indirectly (i) induce any account holders of the Company or any of its subsidiaries with whom Executive has had contacts or relationships, directly or indirectly, during and within the scope of his employment with the Company, to curtail or cancel their relationship with the Company or its subsidiaries; or (ii) induce, or attempt to influence, any employee of the Company or any of its subsidiaries to terminate their employment therewith. The provisions of the first sentence of this Section 7(b) and clauses (ii) and (iii) of this Section 7(b) are separate and distinct commitments independent of each of the other subparagraphs. It is agreed that the ownership of not more than one percent of the equity securities of any company having securities listed on an exchange or regularly traded in an over-the-counter market shall not, of itself, be deemed inconsistent with the first sentence of this Section 7(b).

          (c)  Non-Disclosure.    Executive shall not, at any time during the Term and thereafter (including following Executive’s termination of employment for any reason), disclose, use, transfer or sell, except in the course of employment with, or providing other service to, the Company, any confidential or proprietary information of the Company and its subsidiaries so long as such information has not otherwise been publicly disclosed or is not otherwise in the public domain, except as required by law or pursuant to legal process.

          (d)  Return of Company Materials Upon Termination.    Executive acknowledges that all records and documents containing confidential or proprietary information of the Company or its subsidiaries prepared by Executive or coming into his possession by virtue of his employment by the Company are and will remain the property of the Company and its subsidiaries. Upon termination of his employment with the Company, Executive shall immediately return to the Company all such items and all copies of such items, in his possession.

          (e)  Cooperation With Regard to Litigation.    Executive agrees to cooperate with the Company, during the Term and thereafter (including following Executive’s termination of employment for any reason), by making himself available to testify on behalf of the Company or any subsidiary or affiliate of the Company, in any action, suit or proceeding, whether civil, criminal, administrative or investigative, and to assist the Company, or any subsidiary or affiliate of the Company, in any such action, suit or proceeding, by providing information and meeting and consulting with the Board or its representatives or counsel, or representatives or counsel to the Company or any subsidiary or affiliate of the Company, as reasonably requested and at a time mutually convenient to Executive and the Company. The Company agrees to reimburse the Executive, on an after-tax basis, for all expenses actually incurred in connection with his provision of testimony or assistance.

          (f)  Non-Disparagement.    Executive shall not, at any time during the Term and thereafter, make statements or representations, or otherwise communicate, directly or indirectly, in writing, orally or otherwise, or take any action which may, directly or indirectly, disparage or be damaging to the Company or any of its subsidiaries or affiliates or their respective officers, directors, employees, advisors, businesses or reputations. Notwithstanding the foregoing, nothing in this Agreement shall preclude Executive from making truthful statements or disclosures that are required by applicable law, regulation or legal process.

          (g)  Inventions.    Executive acknowledges that all inventions, innovations, discoveries, improvements, developments, methods, know-how, designs, analyses, drawings, reports and all similar or related information (whether or not patentable) which (i) relate to the then current business or any anticipated business of the Company, the Company’s research and development or the Company’s existing or future services or products and (ii) which are conceived, developed or made by Executive while employed by the Company (“Work Product”) belong to the Company. Executive shall promptly disclose such Work Product to the Company and perform all actions reasonably requested by the Company (whether during or after his period of employment with the Company) to establish and confirm such ownership (including the execution of assignments, consents, powers of attorney and other instruments).

          (h)  Release of Employment Claims.    Executive agrees, as a condition to receipt of any termination payments and benefits provided for in Sections 4 and 5 herein (other than salary earned through the date of termination), that he will execute a general release agreement, in a form satisfactory to the Company, releasing any and all claims arising out of Executive’s employment (other than enforcement of this Agreement).

           (i)  Forfeiture of Outstanding Options.    The provisions of Sections 4 and 5 notwithstanding, if Executive materially fails to substantially comply with any obligation imposed under this Section 7, all options to purchase capital stock of the Company granted by the Company and then held by Executive or a transferee of Executive shall be immediately forfeited, and thereupon such options shall be canceled. Notwithstanding the foregoing, Executive shall not forfeit any option unless and until there shall have been delivered to him, within six months after the Board (A) had knowledge of conduct or an event allegedly constituting grounds for such forfeiture and (B) had reason to believe that such conduct or event could be grounds for such forfeiture, a copy of a resolution duly adopted by a majority affirmative vote of the membership of the Board (excluding Executive, if he is a director) at a meeting of the Board called and held for such purpose (after giving Executive reasonable notice specifying the nature of the grounds for such forfeiture, and not less than 30 days to correct the acts or omissions complained of, if correctable, and affording Executive the opportunity, together with his counsel, to be heard before the Board) finding that, in the good faith opinion of the Board, Executive has engaged and continues to engage in conduct set forth in this Section 7(i) which constitutes grounds for forfeiture of Executive’s options. Any such forfeiture shall apply to such options notwithstanding any term or provision of any option agreement.

          (j)  Remedies.    Executive acknowledges that the agreements and covenants in Sections 7(b), (c), (d), (e) and (f) are reasonable and necessary for the protection of the Company’s business interests, that in the event of any actual or threatened violation of the covenants contained in Sections 7(b), (c), (d), (e) and (f), the Company will suffer irreparable injury, Company’s damages will be difficult to ascertain and the Company’s remedy at law will be inadequate. Employee accordingly agrees that in the event of any actual or threatened breach by him of any of the covenants set forth in Sections 7(b), (c), (d), (e) and (f), the Company shall be entitled to injunctive and other equitable relief, including immediate temporary injunctive and other equitable relief, without bond and without the necessity of showing actual monetary damages, subject to hearing as soon thereafter as possible. Nothing contained herein shall be construed as prohibiting the Company from pursuing any other remedies available to it for such breach or threatened breach, including the recovery of any damages which it is able to prove.

          (k)  Survival.    The provisions of this Section 7 shall survive the termination or expiration of this Agreement in accordance with the terms hereof.

8.    Governing Law; Disputes; Arbitration.

          (a)  Governing Law.    This Agreement is governed by and is to be construed, administered and enforced in accordance with the laws of the State of Illinois, without regard to Illinois conflicts of law principles, except insofar as the Delaware General Corporation Law and federal laws and regulations may be applicable. If, under the governing law, any portion of this Agreement is at any time deemed to be in conflict with any applicable statute, rule, regulation, ordinance or other principle of law, such portion shall be deemed to be modified or altered to the extent necessary to conform thereto or, if that is not possible, to be omitted from this Agreement. The invalidity of any such portion shall not affect the force, effect, and validity of the remaining portion hereof. If any court determines that any provision of Section 7 is unenforceable because of the duration or geographic scope of such provision, it is the parties’ intent that such court shall have the power to modify the duration or geographic scope of such provision, as the case may be, to the extent necessary to render the provision enforceable, and, in its modified form, such provision shall be enforced.

          (b)  Reimbursement of Expenses in Enforcing Rights.    All reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred by Executive in seeking to interpret this Agreement or enforce rights pursuant to this Agreement shall be paid on behalf of or reimbursed to Executive promptly by the Company, whether or not Executive is successful in asserting such rights; provided, however, that no reimbursement shall be made of such expenses relating to any unsuccessful assertion of rights if and to the extent that Executive’s assertion of such rights was in bad faith or frivolous, as determined by independent counsel mutually acceptable to the Executive and the Company.

           (c)  Arbitration.    Any dispute or controversy arising under or in connection with this Agreement shall be settled exclusively by arbitration in Chicago, Illinois by a panel of three arbitrators in accordance with the rules of the American Arbitration Association in effect at the time of submission to arbitration. Judgment may be entered on the arbitrators’ award in any court having jurisdiction. For purposes of entering any judgment upon an award rendered by the arbitrators, the Company and Executive hereby consent to the jurisdiction of any or all of the following courts: (i) the United States District Court for the Northern District of Illinois, (ii) any of the courts of the State of Illinois, or (iii) any other court having jurisdiction. The Company and Executive further agree that any service of process or notice requirements in any such proceeding shall be satisfied if the rules of such court relating thereto have been substantially satisfied. The Company and Executive hereby waive, to the fullest extent permitted by applicable law, any objection which they may now or hereafter have to such jurisdiction and any defense of inconvenient forum. The Company and Executive hereby agree that a judgment upon an award rendered by the arbitrators may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Subject to Section 8(b), the Company shall bear all costs and expenses arising in connection with any arbitration proceeding pursuant to this Section 8. Notwithstanding any provision in this Section 8, Executive shall be entitled to seek specific performance of Executive’s right to be paid during the pendency of any dispute or controversy arising under or in connection with this Agreement.

          (d)  Interest on Unpaid Amounts.    Any amounts that have become payable pursuant to the terms of this Agreement or any decision by arbitrators or judgment by a court of law pursuant to this Section 8 but which are not timely paid shall bear interest at the prime rate in effect at the time such payment first becomes payable, as quoted in The Wall Street Journal (Midwest edition).

9.    Miscellaneous.

          (a)  Integration.    This Agreement cancels and supersedes any and all prior agreements and understandings between the parties hereto with respect to the employment of Executive by the Company and its subsidiaries. This Agreement constitutes the entire agreement among the parties with respect to the matters herein provided, and no modification or waiver of any provision hereof shall be effective unless in writing and signed by the parties hereto. Executive shall not be entitled to any payment or benefit under this Agreement which duplicates a payment or benefit received or receivable by Executive under such prior agreements and understandings or under any benefit or compensation plan of the Company.

          (b)  Non-Transferability.    Neither this Agreement nor the rights or obligations hereunder of the parties hereto shall be transferable or assignable by Executive, except in accordance with the laws of descent and distribution or as specified in Section 9(c). The Company may assign this Agreement and the Company’s rights and obligations hereunder, and shall assign this Agreement, to any Successor (as hereinafter defined) which, by operation of law or otherwise, continues to carry on substantially the business of the Company prior to the event of succession, and the Company shall, as a condition of the succession, require such Successor to agree to assume the Company’s obligations under, and be bound by, this Agreement. For purposes of this Agreement, “Successor” shall mean any person that succeeds to, or has the practical ability to control (either immediately or with the passage of time), the Company’s business directly, by merger or consolidation, or indirectly, by purchase of the Company’s voting securities or all or substantially all of its assets, or otherwise.

          (c)  Beneficiaries.    Executive shall be entitled to designate (and change, to the extent permitted under applicable law) a beneficiary or beneficiaries to receive any compensation or benefits payable hereunder following Executive’s death.

          (d)  Notices.    Whenever under this Agreement it becomes necessary to give notice, such notice shall be in writing, signed by the party or parties giving or making the same, and shall be deemed to have been duly given (i) upon actual receipt (or refusal of receipt) if delivered personally; (ii) three business days following deposit, if sent by certified or registered mail, return receipt requested, postage prepaid; (iii) one business day following deposit with a documented overnight delivery service or (iv) upon transmission, if sent by facsimile (with confirmation receipt and followed by a copy sent by regular mail), in each case to the appropriate address or number as set forth below or at such other address as may be designated by such party by like notice:

          If to the Company:

Web Street, Inc.
510 Lake Cook Road, 4th Floor
Deerfield, Illinois 60015
Attention: Joseph J. Fox
Telephone: 847/444-4700
Facsimile: 847/267-9295

          If to Executive:

Harleigh Mandel
3144 Turk Street
San Francisco, CA 94118
Telephone: 310-346-4321

          (e)  Reformation.    The invalidity of any portion of this Agreement shall not be deemed to render the remainder of this Agreement invalid.

          (f)  Headings.    The headings of this Agreement are for convenience of reference only and do not constitute a part hereof.

          (g)  No General Waivers.    The failure of any party at any time to require performance by any other party of any provision hereof or to resort to any remedy provided herein or at law or in equity shall in no way affect the right of such party to require such performance or to resort to such remedy at any time thereafter, nor shall the waiver by any party of a breach of any of the provisions hereof be deemed to be a waiver of any subsequent breach of such provisions. No such waiver shall be effective unless in writing and signed by the party against whom such waiver is sought to be enforced.

          (h)  Successors and Assigns.    This Agreement shall be binding upon and shall inure to the benefit of Executive, his heirs, executors, administrators and beneficiaries, and shall be binding upon and inure to the benefit of the Company and its successors and assigns.

          IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

WEB STREET , INC .

By:	/s/ STUART COHN
Name: Stuart Cohn
Title: EVP/General Counsel

EXECUTIVE

/s/ HARLEIGH MANDEL
Harleigh Mandel